UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-40155

Cosan S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

COSAN S.A.

Publicly Held Company

CNPJ n° 50.746.577/0001-15

NIRE 35.300.177.045 | CVM Code 01983‑6

NOTICE TO THE MARKET

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or the “Company”) hereby informs its shareholders and the market in general that, in compliance with Article 12 of CVM Resolution No. 44/21, it received today a notice from Vertiz Holding S.A. (“Vertiz”) and from Fundo de Investimento em Participações BPAC3 – Multiestratégia Responsabilidade Limitada (“FIP BPAC3”), managed by BTG Pactual Serviços Financeiros S/A DTVM, informing the following:

1.

In accordance with the provisions of the Company’s Shareholders’ Agreement executed on November 7, 2025, and available on the Company’s and CVM’s websites, the BTG Vehicles and the Perfin Vehicle have detached a portion of their shareholding in Vertiz, and now also hold a direct stake in the Company.;

2.

Vertiz has reduced its stake in the Company from 1,450,000,000 common shares (equivalent to 36.56% of the Company’s total share capital) to 959,661,363 common shares (equivalent to 24.19% of the Company’s total share capital).;

3.	FIP BPAC3 has reached a position of approximately 331,513,280 common shares of the Company, equivalent to approximately 8.36% of the Company’s total share capital.

4.	The shareholders’ block maintains the same direct and indirect stake in the Company, and the bound and unbound shares will continue to vote in the same manner.

The full notices are attached to this announcement.

São Paulo, January 30, 2026

Rafael Bergman
Chief Financial and Investor Relations Officer

 .

São Paulo (SP), 30 de janeiro de 2026

À

COSAN S.A. ("Cosan")
Avenida Brigadeiro Faria Lima, 4.100
Itaim Bibi, São Paulo (SP)
CEP 04538-132
At.: Sr. Rafael Bergman
Tel.: +55 (11) 3897-9797
E-mail: dep.ri@cosan.com

Ref: Alteração de Participação Acionária Relevante

Caros,

A Vertiz Holding S.A. ("Vertiz"), com sede na Cidade de São Paulo, Estado de São Paulo, na Avenida Brigadeiro Faria Lima, n.º 4.100, 16º andar, sala 30, Itaim Bibi, CEP 04.538-132, inscrita no Cadastro Nacional da Pessoa Jurídica do Ministério da Fazenda ("CNPJ") sob o n.º 62.330.590/0001-78, com seus atos constitutivos registrados perante a Junta Comercial do Estado de São Paulo, sob o NIRE 35300679695, vem pela presente informar, em atendimento ao disposto no artigo 12 da Resolução CVM nº 44, de 23 de agosto de 2021, que realizou uma operação societária de resgate de ações, pela qual entregou as seguintes ações de emissão da Cosan aos seus acionistas:

(i) 331.513.280 (trezentos e trinta e um milhões, quinhentos e treze mil, duzentos e oitenta) ações ordinárias escriturais de emissão da Cosan ao CLASSE ÚNICA FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES BPAC3 - MULTIESTRATÉGIA RESPONSABILIDADE LIMITADA;

(ii) 52.040.977 (cinquenta e dois milhões, quarenta mil, novecentas e setenta e sete) ações ordinárias escriturais de emissão da Cosan ao CLASSE ÚNICA BTG PACTUAL INFRAESTRUTURA III FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA;

(ii) 34.212.932 (trinta e quatro milhões, duzentas e doze mil, novecentas e trinta e duas) ações

Público

 .

ordinárias escriturais de emissão da Cosan ao BTG PACTUAL CO-INVESTIMENTO COSAN FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA RESPONSABILIDADE LIMITADA; e

(iii) 72.571.448 (setenta e dois milhões, quinhentas e setenta e um mil, quatrocentas e quarenta e oito) ações ordinárias escriturais de emissão da Cosan ao CLASSE A DO PERFIN RALLY FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA RESPONSABILIDADE LIMITADA.

Com a transação societária, a participação da Vertiz na Cosan será reduzida em 12,37% passando de 36,56% para 24,19%.

A Vertiz esclarece que a presente operação está prevista no Acordo de Acionistas da Cosan, celebrado entre Aguassanta Investimentos S.A., Queluz Holding Limited, Classe A do Perfin Rally Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada, Classe Única BTG Pactual Infraestrutura III Fundo de Investimento em Participações Multiestratégia, Classe Única Fundo de Investimento em Participações BPAC3 - Multiestratégia Responsabilidade Limitada e BTG Pactual Co-Investimento Cosan Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada, e a Vertiz em 07 de novembro de 2025, cujo documento está disponível nos websites da Companhia (www.cosan.com.br) e da CVM (http://www.cvm.gov.br).

Por fim, a Vertiz solicita a divulgação das informações contidas neste comunicado à CVM e à B3 S.A. - Brasil, Bolsa, Balcão, nos termos da regulamentação aplicável.

Atenciosamente,

Vertiz Holding S.A.

Público

 .

Docusign Envelope ID: C6E4B2BA-10B6-4C74-8BDE-116CF0A32F82

São Paulo, 30 de janeiro de 2026

À

COSAN S.A.

Diretoria de Relações com Investidores

At.: Rafael Bergman

Avenida Brigadeiro Faria Lima, 4.100
Cidade: São Paulo UF:SP / CEP 04538-132

Ref.: Aumento de Participação Acionária Relevante

Prezado Senhores,

O Fundo de Investimento em Participações BPAC3 – Multiestratégia Responsabilidade Limitada ("FIP BPAC3"), inscrito no CNPJ/MF sob o número 13.883.056/0001-83, administrado pelo BTG Pactual Serviços Financeiros S/A DTVM, atendendo ao disposto na Resolução da Comissão de Valores Mobiliários ("CVM") nº 44, de 23 de agosto de 2021, conforme alterada, servimo-nos da presente para informar-lhes que:

(a) O FIP BPAC3 realizou operação societária de resgate de ações de emissão da Vertiz Holding S.A. ("Vertiz") sob n.º 62.330.590/0001-78, e recebeu ações de emissão da Cosan S.A. ("Companhia") nos termos previstos no Acordo de Acionistas da Companhia, celebrado em 07 de novembro de 2025. Dessa forma, o FIP BPAC3 atingiu a posição de, aproximadamente, 331.513.280 (trezentos e trinta e um milhões, quinhentos e treze mil, duzentos e oitenta) ações ordinárias ("CSAN3") emitidas pela Companhia, equivalendo a, aproximadamente, 8,36% (oito inteiros e trinta e seis por cento) do total de ações ordinárias emitidas pela Companhia.

(b) Ressalta-se, ainda, que na presente data, (i) não objetiva alterar a composição do controle ou a estrutura administrativa da Companhia; e, por fim (ii) o FIP BPAC3 não tem o objetivo de atingir qualquer participação acionária em particular.

Atenciosamente,

Carolina Cury   Felipe Giannattasio

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 30, 2026

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer